Prudential Pacific Growth Fund, Inc.
For the annual period ended October 31, 2003
File number 811-6391


SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders


	A Special Meeting of Shareholders of Prudential Pacific
Growth Fund, Inc. was held
on November 20, 2003. At this meeting the shareholders of the Fund approved the following resolutions:

To approve an Agreement and Plan of Reorganization between Prudential Pacific Growth Fund,
Inc. and Prudential World Fund, Inc., on behalf of its Series,
Jennison Global Growth
Fund.

The voting was as follows:

		Votes For		Votes Against	Votes Abstained

(1)		2,265,358		160,589		118,472


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